U.S. BANK GLOBAL FUND SERVICES 615 East Michigan Street
Milwaukee, WI 53202

March 11, 2020

VIA EDGAR TRANSMISSION

Ms. Alison White
Senior Counsel, Division of Investment Management
U.S. Securities and Exchange Commission Division of Investment Management
100 F Street, NE Washington, DC 20549

Re:    MANAGER DIRECTED PORTFOLIOS (the “Trust”)
Securities Act Registration No: 333-133691 Investment Company Act Registration No: 811-21897

Dear Ms. White:
Set forth below are the Trust’s responses to your comments on the Trust’s Preliminary Proxy Materials (the “Proxy Statement”) for the Hood River Small-Cap Growth Fund (the “Fund”) filed on February 19, 2020. The Proxy Statement is in connection with a special meeting of shareholders of the Fund to be held on April 27, 2020 for the purpose soliciting shareholder approval of an investment advisory agreement between Hood River Capital Management LLC (the “Adviser”) and the Trust, on behalf of the Fund.
For your convenience, in reviewing the Trust’s responses, your comments are included in bold typeface, immediately followed by the Trust’s responses. With respect to responses showing revisions made to the Proxy Statement, new language is underlined.

1.
SEC Comment: Please supplementally confirm that the Adviser does not advise or subadvise any other Fund having a similar investment objective to the Fund. In the alternative, please add disclosure to the Proxy Statement in response to Item 22(c)(10) of Schedule 14A.

Response: The Trust supplementally confirms that the Adviser does not advise or subadvise any other fund that has a similar investment objective to the Fund.

2.
SEC Comment: In the section entitled “Voting Securities, Principal Shareholders and Management Ownership” under the heading “Additional Information,” please disclose the total number of outstanding shares by share class, as required by Item 6(a) of Schedule 14A.

Response: The Trust has revised the disclosure as follows:

Shareholders of the Fund at the close of business on the Record Date will be entitled to be present and vote at the Special Meeting. As of that date, the total outstanding shares of each share class of the Fund were as follows:

Share Class	Total Shares Outstanding
Institutional Shares	5,410,214.916
Investor Shares	231,882.083
Retirement Shares	7,736,330.001
Total Number of Shares	13,378,427.000

3.
SEC Comment: In the second to last paragraph of the section entitled “Solicitation of Proxies and Voting” under the heading “Additional Information,” please disclose information related to the Fund’s proxy solicitor as described in the “Questions and Answers” section.

Response: The Trust has revised the disclosure as follows:

The Fund has engaged AST Fund Solutions, a third-party proxy vendor, to contact shareholders and record votes. The Fund expects that the solicitation will be primarily by mail, but also may include telephone, email, other electronic means, facsimile or oral solicitations. If the Fund does not receive your proxy by a certain time, you may receive a telephone call or other communication from AST Fund Solutions or from the Adviser or its employees or agents asking you to vote.

If you have any questions regarding the enclosed, please do not hesitate to contact the undersigned at
(414) 765-6316 or alyssa.bernard@usbank.com.

Very truly yours,

/s/ Alyssa M. Bernard Alyssa M. Bernard Assistant Vice President
U.S. Bank Global Fund Services